14042158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED DEC 01 2014 WASH DC 191 SECTION

SEC FILE NUMBER
8-02948

8-00593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-13 (MM/DD/YY) AND ENDING 09-30-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olmsted & Mulhall Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Crosstown Parkway
(No. and Street)

Kalamazoo (City) Michigan (State) 49001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Swiat Jr. 269-342-0111 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3/14

OATH OR AFFIRMATION

I, Thomas L. Swiat Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olmsted & Mulhall Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLMSTED & MULHALL, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2014

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Olmsted & Mulhall

I have audited the accompanying balance sheets of Olmsted & Mulhall as of September 30, 2014 and, the related statements of income, stockholders' equity, and cash flows for the period ended September 30, 2014. Olmsted & Mulhall's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on our audits.

I conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olmsted & Mulhall as of September 30, 2014 and the results of its operations and its cash flows for the period ended September 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

Edward Richardson Jr CPA

Southfield, MI

November 20, 2014

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

CURRENT ASSETS		
Cash	$ 392,388	
Other securities	15,000	
Accounts receivable	3,424	
Prepaid insurance	3,763	
TOTAL CURRENT ASSETS		$ 414,575
PROPERTY AND EQUIPMENT		
Land and building	$ 78,285	
Furniture	55,423	
Accumulated depreciation	(126,408)	
NET PROPERTY AND EQUIPMENT		$ 7,300
TOTAL ASSETS		$ 421,875

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 5,162	
Commissions and payroll taxes	29,777	
State income taxes payable	4,460	
Federal income taxes payable	14,900	
TOTAL CURRENT LIABILITIES		$ 54,299
STOCKHOLDERS' EQUITY		
Common stock - $10 par value		
Authorized - 5,000 shares		
Issued and oustanding - 129 shares	$ 1,290	
Paid in capital	25	
Retained earnings unappropriated	366,261	
TOTAL STOCKHOLDERS' EQUITY		$ 367,576
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 421,875

See the notes to the financial statements

OLMSTED & MULHALL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2014

REVENUE		
Commissions on listed equity securities - on exchange	$ 45,650	
Commissions on listed equity securities - over the counter	9,698	
Sale of investment company shares	87,252	
Rule 12(b)-1 compensation	392,584	
Interest and dividends	636	
TOTAL REVENUE		$ 535,820
EXPENSES		
Registered representatives' compensation	$ 251,268	
Clerical and administrative expenses	70,533	
Communications	2,877	
Occupancy and equipment costs	7,379	
Promotional costs	3,448	
Regulatory fees and expenses	5,443	
Other expenses	81,431	
TOTAL EXPENSES		$ 422,379
INCOME BEFORE INCOME TAX		$ 113,441
FEDERAL INCOME TAXES		23,821
NET INCOME		$ 89,620

See the notes to the financial statements

OLMSTED & MULHALL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholders' Equity
BEGINNING BALANCE	$ 1,490	25	329,804	331,319
NET INCOME			89,620	89,620
PURCHASE AND RETIREMENT OF COMMON STOCK	(200)		(53,163)	(53,363)
ENDING BALANCE	$ 1,290	25	366,261	367,576

See the notes to the financial statements

OLMSTED & MULHALL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 89,620
Adjustments to reconcile change in net assets to net cash from operating activities:	
Depreciation	950
From changes in assets and liabilities:	
Decrease (increase) in:	
Accounts receivable	4,493
Prepaid insurance	(1,457)
Increase (decrease) in:	
Accounts payable	1,283
Commissions and payroll taxes	4,160
State income taxes payable	3,270
Federal income taxes payable	12,150
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 114,469
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of common stock for retirement	$ (53,363)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	$ (53,363)
INCREASE (DECREASE) IN CASH	$ 61,106
CASH - BEGINNING	331,282
CASH - ENDING	$ 392,388
SUPPLEMENTARY INFORMATION	
Federal income taxes paid in the fiscal year	$ 11,671
State income taxes paid in the fiscal year	4,268

See the notes to the financial statements

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Olmsted & Mulhall, Inc., incorporated in Michigan, is an introducing investment brokerage firm which places customer security trade orders with its contracted clearing broker. The Company also sells investment company shares and deals directly with the investment companies as well as its clearing broker.

The financial statements of Olmsted & Mulhall, Inc. have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities. Commission income and expenses are recognized on a settlement date basis.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at the amount management expects to collect from outstanding balances.

All acquisitions of property and equipment in excess of $500 which have a useful life of one year or more are capitalized. Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to thirty-nine years.

The Company evaluates all significant tax positions under a more likely than not threshold as required by U.S. generally accepted accounting principles. As of September 30, 2014, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease in the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of September 30, 2014, the Company's federal return remains open for the last three years.

The Company expenses advertising costs as they are incurred. The Company's advertising costs for the year ended September 30, 2014 were $3,448.

Management evaluates events occuring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the accompanying Report of Independent Registered Public Accounting Firm report, which is the date the financial statements were available to be issued.

FINANCIAL INSTRUMENTS

Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in several financial institutions located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At September 30, 2014, the Company's uninsured cash balances totaled $143,021.

Fair Values of Financial Instruments

The fair value of the Company's financial instruments are as follows:

	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$ 392,388	392,388	392,388
Money market funds	15,000	15,000	15,000

The following methods and assumptions were used to estimate the value of each class of financial instruments:

Cash and money market funds - The carrying amount approximates the fair value because of the short maturities of those investments.

Securities - Fair value for securities are determined by reference to quoted market prices and other relevant information generated by market transactions.

INVESTMENTS

Investments are reported on the basis of quoted market prices and consist primarily of money market funds and securities. Investment values are as follows on September 30, 2014:

	Cost Basis	Fair Value	Unrealized Appreciation (Depreciation)
Money market funds	$ 15,000	15,000	
Total	$ 15,000	15,000	

INVESTMENTS (continued)

The following schedule summarizes the investment return and its classification in the income statement for the year ended September 30, 2014:

Interest and dividends	$ 1

INCOME TAXES

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are recognized in the current year to the extent future deferred tax liability timing differences are expected to reverse. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

It should also be noted that the tax returns are prepared on a calendar year and audited financial statements are presented on a fiscal year ending September 30.

Federal income tax expense through September 30, 2014 consists of the following:

Federal income taxes per the 2013 tax return	$ 5,971
Provision for federal income taxes through September 30, 2013	(2,750)
Federal income tax expense for the balance of 2013	3,221
Federal income tax expense for 9 months ending September 30, 2014	20,600
Federal income tax expense through September 30, 2014	$ 23,821

EMPLOYEE BENEFIT PLAN

The Company sponsors a SIMPLE (Savings Incentive Match Plan for Employees of Small Employers) retirement plan for all employees. For each calendar year, the company will contribute a matching contribution to each eligible employee's SIMPLE IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The company's contributions for the year ended September 30, 2014 were $6,663.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014 the Company has net capital of $356,188, which was $256,188, in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was 0.15 to 1. These computations have been presented on page 11.

OLMSTED & MULHALL, INC.

SUPPLEMENTAL
INFORMATION

SEPTEMBER 30, 2014

OLMSTED & MULHALL
SEPTEMBER 30, 2014

COMPUTATION OF NET CAPITAL PURSANT TO RULE 15c3-1

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities per balance sheet		$ 54,299
COMPUTATION OF NET CAPITAL		
Stockholders' equity per balance sheet		$ 367,576
Less:		
Market value\haircuts\firm investments	$ 300	
Prepaid expenses	3,763	
Net property and equipment	7,300	
Other assets	25	
		$ 11,388
ADJUSTED NET CAPITAL		$ 356,188
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.15
COMPUTATION OF BASIC NET CAPITAL		
Minimum net capital required		$ 3,620
Minimum net dollar required		$ 100,000
Excess net capital		
Net capital		$ 356,188
Net capital required		100,000
EXCESS NET CAPITAL		$ 256,188
Excess net capital at 1000%		
Net capital		$ 356,188
10% of total aggregate indebtedness		5,430
EXCESS NET CAPITAL AT 1000%		$ 350,758

OLMSTED & MULHALL, INC.
SEPTEMBER 30, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF SEPTEMBER 30, 2014)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT			$	370,509
LESS ADJUSTMENTS FOR THE FOLLOWING ITEMS:				
Adjust recievable balances to subsequent receipt	$	2,822		
Adjust payroll accruals to support		39		
Accrual for state income tax		2,160		
Accrual for federal income tax		9,300		
			$	14,321
ADJUSTED NET CAPITAL - SEPTEMBER 30, 2014			$	356,188

REPORT ON LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Olmsted & Mulhall, Inc. had no liabilities subordinated to the claims of general creditors throughout the year ended September 30, 2014, and therefore a statement of changes in liabilities subordinated to the claims of general creditors is omitted.

ESTABLISHED 1920

OLMSTED & MULHALL, INC.

Investment Securities

100 WEST CROSSTOWN PARKWAY • KALAMAZOO, MICHIGAN 49001-2761 • PHONE 269-342-0111
FAX 269-342-8229 • EMAIL OLMSTED.MULHALL@SBCGLOBAL.NET

THOMAS L. SWIAT, JR
PRESIDENT

AARON S. SAMPSON
VICE. PRES. / TREASURER

DONNA J. KRAGT
CORP. SECRETARY

November 20, 2014

Edward Richardson, Jr. CPA
15565 Northland Dr.
Suite 508 West
Southland, MI 48075

Re: Exemption Rule 15c3-3 (k) (2)(ii)
For FYE September 30, 2014

Dear Mr. Richardson,

Please be advised that Olmsted Mulhall, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii) for the period of October 1, 2013 through September 30, 2014. Olmsted & Mulhall, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publically registered stocks and mutual funds). Olmsted & Mulhall, Inc.'s past business has been of similar nature and we have always been in compliance with this rule.

Thomas L. Swiat, Jr. the president of Olmsted & Mulhall, Inc. has made available to Mr. Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review, September 30, 2014.

Thomas L. Swiat, Jr. has been responsible for compliance with the exemption provision throughout the fiscal year. There were no known event or other factors which might have affected Olmsted & Mulhall, Inc.'s compliance with this exemption.

If you need additional information or have any questions, please feel free to call me at 269-342-0111.

Very truly yours,

Thomas L. Swiat, Jr

President

REPORT ON BROKER DEALER EXEMPTION

For the year ended September 30, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

November 21, 2014

Board of Directors
Olmsted & Mulhall, Inc.
100 West Crosstown Parkway
Kalamazoo, MI 49001

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Olmsted & Mulhall, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Olmsted & Mulhall, Inc. claimed an exemption from 17 C.F.R. § 15c3-3 (k)(2)(ii), and (2) Olmsted & Mulhall, Inc. stated that Olmsted & Mulhall, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Olmsted & Mulhall, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Olmsted & Mulhall, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended September 30, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Sept 30, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-000593 FINRA SEP 12/30/1970
OLMSTED & MULHALL INC
100 W CROSSTOWN PKY
KALAMAZOO, MI 49001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 128.19

B. Less payment made with SIPC-6 filed (exclude interest) (75.28)
5-9-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 52.91

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 52.91

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Olmsted & Mulhall, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP/Treasurer
(Title)

Dated the 21 day of November, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-1, 2013
and ending 9-30, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 535,820.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	535,820.
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	478,837.
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5704.
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	484,543.
2d. SIPC Net Operating Revenues	$ 51,277.
2e. General Assessment @ .0025	$ 128.19
	(to page 1, line 2.A.)

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

Board of Directors
Olmsted & Mulhall, Inc.
100 West Crosstown Parkway
Kalamazoo, MI 49001

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2013 to September 30 , 2014, which were agreed to by Olmsted & Mulhall, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Olmsted & Mulhall, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7 Olmsted & Mulhall, Inc.'s management is responsible for Olmsted & Mulhall, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $75.00 and $53.00 respectively.

2. Compared audited Total Revenue for the period of October 1, 2013 to September 30, 2014 with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Olmsted & Mulhall, Inc. has a $12.00 balance.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

November 20, 2014

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS				
Cash & equivalents	$	392,388		
Other securities		15,000		
Accounts receivable		3,424		
Prepaid expenses		3,763		
Property and equipment at cost - net of depreciation		7,300	$	421,875
LIABILITIES & STOCKHOLDERS' EQUITY				
Accounts payable	$	5,162		
Other current liabilities		49,137		
	$	54,299		
Stockholders' equity				
Common stock - $10 par value - authorized 5,000 shares				
Issued and outstanding 129 shares	$	1,290		
Paid in capital		25		
Retained earnings		366,261		
	$	367,576	$	421,875

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the double declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2014 the Company's net capital ratio was .15 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $356,188.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

OLMSTED & MULHALL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS				
Cash & equivalents	$	392,388		
Other securities		15,000		
Accounts receivable		3,424		
Prepaid expenses		3,763		
Property and equipment at cost - net of depreciation		7,300	$	421,875
LIABILITIES & STOCKHOLDERS' EQUITY				
Accounts payable	$	5,162		
Other current liabilities		49,137		
	$	54,299		
Stockholders' equity				
Common stock - $10 par value - authorized 5,000 shares				
Issued and outstanding 129 shares	$	1,290		
Paid in capital		25		
Retained earnings		366,261		
	$	367,576	$	421,875

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the double declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2014 the Company's net capital ratio was .15 to 1, substantially better than the required 15 to 1. Required "net capital" is $100,000 while actual computed "net capital" was $356,188.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

fm Flegal & Melnik
Certified Public Accountants
Mary K. Flegal, CPA • Daniel E. Melnik, CPA

INDEPENDENT AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Olmsted & Mulhall, Inc.
Kalamazoo, Michigan

We have performed the procedures enumerated below, which were agreed to by Olmsted & Mulhall, Inc. solely to assist you in evaluating the firm's Anti-Money Laundering (AML) Program. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

> We completed the Independent Testing Form for the firm's Anti-Money Laundering Program for 2014, as of October 28, 2014 (see attached), based on inquires and review of the written policy. As such, the firm's Anti-Money Laundering Program appears reasonable for the year 2014.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the firm's Anti-Money Laundering Program. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Olmsted & Mulhall and is not intended to be and should not be used by anyone other than these specified parties.

Flegal & Melnik
October 28, 2014

2750 Old Centre • Portage, MI 49024 • 269.383.1900

AML Independent Testing

Date Independent Testing Performed: October 28, 2014

Performed by: Flegal & Melnik

Has the firm designated an AML Compliance Officer? Yes

Who is the firm's designated AML Compliance Officer? Tom L. Swiat, Jr.

During the past year, did the firm conduct an AML Training Session? Yes

What was the date of the firm's most recent AML Training Session? February 19, 2014

How does the firm typically verify the identity of clients? All new clients have copies of their driver licenses photocopied and kept on file with applications. Exception – minors – parents verified.

When does the firm check new clients against the "OFAC List"? Anytime a new account is opened OFAC is checked within an appropriate period of time.

How does the firm evidence its "OFAC List" check? A special stamp is on every application card or cover sheet for clearing house account with the date it was checked – a notation that it is "negative" and it is then initialed and filed.

Does the firm have accounts with either non-US citizens or with non-US address? No

How does the firm process FinCEN 314 (a), and other requests? All are processed in a timely manner when they are received through email notification.

How does the firm evidence that it has processed FinCEN requests? Self verifications are printed out, which include the date and time, of FinCEN requests that are checked and deemed positive, OFAC is then notified. Copies are initialed and filed.

Does the firm accept cash deposits? No

Does the firm accept instructions to journal cash between accounts or wire transfers? Yes

How does the firm evidence such funds transferred? Letter of authorization from client is faxed to the third party clearing broker-dealer and are maintained in the customer's file.

In what manner did the Independent Tester carry out the test? (a) Inquire of firm's AML Compliance Officer and (b) review of the minutes of the firm's February 19, 2014 AML Training Session (c) Review of Office Manual.

SIGNED: Flegal & Melnik DATE: October 28, 2014